UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

November 10, 2016

HEMPTECH CORP.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

10901 Roosevelt Blvd, Suite 1000c, Saint Petersburg, FL 33716

(Full mailing address of principal executive offices)

(727) 474-1810

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9. Other Events

On September 27, 2016, the Company filed an application with OTCMarkets to trade on OTCQB. On November 11, 2016, we have filed our OTCQB certification with OTCMarkets and expect up list to OTCQB in coming days with final approval.

Company Benefits on OTCQB

▪	Companies are current in their reporting to a U.S. regulator or are listed on a qualified international stock exchange
▪	Minimum bid price test of $0.01 removes companies that are most likely to be the subject of dilutive stock fraud schemes and promotion
▪	Improved investor confidence through verified information, confirming that the Company Profile displayed on www.otcmarkets.com is current and complete
▪	Annual management certification process to verify officers, directors, controlling shareholders, and shares outstanding
▪	Greater information availability for investors through the OTC Disclosure & News Service
▪	Transparent prices for investors through full-depth of book with Real Time Level 2 quotes

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMPTECH CORP.

Date:	November 10, 2016	By:	/s/ Sam Talari
Sam Talari, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.